Exhibit 99.1

SINA Reports Second Quarter 2011 Financial Results

SHANGHAI, China—August 17 , 2011—SINA Corporation (NASDAQ GS: SINA), a leading online media company and mobile value-added service (“MVAS”) provider for China and for the global Chinese communities, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

•          Net revenues grew 20% year over year to $119.0 million.  Non-GAAP net revenues grew 21% year over year to $114.3 million, within the Company’s guidance of between $112 million and $115 million.

•          Advertising revenues grew 26% year over year to a record $91.8 million, reaching the high end of the Company’s guidance of between $90 million and $92 million.

•          Non-advertising revenues grew 3% year over year to $27.2 million.  Non-GAAP non-advertising revenues grew 4% year over year to $22.5 million, within the Company’s guidance of between $22 million and $23 million.

•          Net income attributable to SINA for the second quarter of 2011 was $10.0 million, or $0.15 diluted net income per share attributable to SINA.  Non-GAAP net income attributable to SINA was $13.3 million, or $0.20 non-GAAP diluted net income per share attributable to SINA.

“SINA’s brand advertising business was robust in the second quarter, despite growing on top of a large base, in part benefiting from the elevation of SINA’s media brand as the popularity of Weibo.com spread in China,” said Charles Chao, CEO of SINA, “Launched less than two years ago, Weibo.com has become an online phenomenon with registered accounts recently surpassing 200 million.”

Second Quarter 2011 Financial Results

For the second quarter of 2011, SINA reported net revenues of $119.0 million, compared to $99.4 million for the same period last year.  Non-GAAP net revenues for the second quarter of 2011 totaled $114.3 million, compared to $94.7 million for the same period last year.  Brand advertising revenues for the second quarter of 2011 were $91.8 million, compared to $73.1 million for the same period last year.  The 26% year over year growth in brand advertising was on top of a base that grew 52% year over year in the previous year, boosted by the 2010 World Cup and Expo 2010 Shanghai.

Non-advertising revenues for the second quarter of 2011 totaled $27.2 million, compared to $26.3 million for the same period last year.  MVAS revenues for the second quarter of 2011 amounted to $19.5 million, compared to $20.0 million for the same period last year.

Gross margin for the second quarter of 2011 was 57%, down from 58% for the same period last year.  Advertising gross margin for the second quarter of 2011 was 59%, compared to 60% for the same period last year.  Non-GAAP advertising gross margin for the second quarter of 2011 was 60%, compared to 61% for the same period last year.  MVAS gross margin for the second quarter of 2011 was 39%, compared to 42% for the same period last year.  The decline in MVAS gross margin was primarily due to product mix and increased revenue sharing with MVAS partners.

Operating expenses for the second quarter of 2011 totaled $59.7 million, compared to $32.0 million for the same period last year.  Non-GAAP operating expenses for the second quarter of 2011 were $56.4 million, compared to $29.1 million for the same period last year.  The increase in operating expenses was primarily due to increased marketing expenditures and personnel-related expenses related to Weibo.com.

Operating income for the second quarter of 2011 was $8.7 million, compared to $26.1 million for the same period last year.  Non-GAAP operating income for the second quarter of 2011 was $8.1 million, compared to $25.0 million for the same period last year.

Non-operating income was $2.6 million in the second quarter, compared to $1.5 million for the same period last year.  Interest and other income, net was $3.9 million, compared to $1.6 million for the same period last year, primarily due to higher interest rates on bank deposits in China.  Non-GAAP equity income from China Real Estate Information Corporation (“CRIC”) for the quarter was $2.4 million, compared to $3.4 million from the same period last year.

Provision for income taxes for the second quarter of 2011 was $1.3 million, compared to $2.4 million for the same period last year.

Net income attributable to SINA for the second quarter of 2011 was $10.0 million, compared to $25.2 million for the same period last year.  Diluted net income per share attributable to SINA for the second quarter of 2011 was $0.15, compared to $0.38 for the same period last year.  Non-GAAP net income attributable to SINA for the second quarter of 2011 was $13.3 million, compared to $27.7 million for the same period last year.  Non-GAAP diluted net income per share attributable to SINA for the second quarter of 2011 was $0.20, compared to $0.42 for the same period last year.

As of June 30, 2011, SINA’s cash, cash equivalents and short-term investments totaled $826.4 million, compared to $882.8 million as of December 31, 2010.  The decrease in the cash balance was mainly due to acquiring approximately a 19% interest in Mecox Lane Limited in the first quarter of 2011.  Cash flow from operating activities for the second quarter of 2011 was $11.4 million, compared to $12.9 million for the same period last year.  For the six months ended June 30, 2011, the Company issued 3.7 million new ordinary shares to settle conversion requests equivalent to $96.1 million, reducing the convertible debt amount to $3.0 million as of June 30, 2011.

Business Outlook

SINA estimates that its non-GAAP net revenues for the third quarter of 2011 will be between

$123 million and $126 million, with advertising revenues to be between $100million and $102 million and non-GAAP non-advertising revenues to be between $23 million and $24 million.  Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred license revenue related to SINA’s equity investment in CRIC.

Non-GAAP Measures

This release contains financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).  These non-GAAP financial measures, which are used as measures of SINA’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with GAAP.  The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”  These non-GAAP measures include non-GAAP advertising revenue, non-GAAP non-advertising revenue, non-GAAP net revenues, non-GAAP gross profit, non-GAAP advertising gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income attributable to SINA and non-GAAP diluted net income per share attributable to SINA.

The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects.  The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation, amortization of intangible assets, recognition of deferred revenues and gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary, from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows more meaningful period-to-period comparisons.  The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways:  1) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and 2) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.  The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.

The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payments and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding the amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors, because it enables a more meaningful comparison of the Company’s cash performance between reporting periods.  In addition, such charges will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding the recognition of deferred revenues, mostly relating to the license agreements resulting from SINA injecting its online real estate advertising business into its majority-owned subsidiary China Online Housing Technology Corporation (“COHT”) and exchanging its interest in COHT for approximately a 33% interest in CRIC upon the successful listing of CRIC on the NASDAQ Global Select Market in October 2009, from its non-GAAP financial measures is useful for itself and investors, because it enables a more meaningful comparison of the Company’s revenue performance between reporting periods.  In addition, such revenues will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s non-GAAP equity income from its interest in net income attributable to CRIC excludes stock-based compensation, amortization expense of intangible assets and gains from the purchase of a business, which are consistent with the Company’s adjusted items to calculate non-GAAP measures.

The Company’s management believes excluding gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary from its non-GAAP financial measure of net income attributable to SINA is useful for itself and investors, because such gains/losses are not indicative of the Company’s core operating results.

The non-GAAP financial measures have limitations.  They do not include all items of income and expense that affect the Company’s operations.  Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company.  Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.

Conference Call

SINA will host a conference call at 9 p.m. Eastern Standard Time on August 17, 2011 to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com. The conference call can be accessed as follows:

US:	+1 617 597 5361
UK:	+44 207 365 8426
Hong Kong:	+852 3002 1672
Passcode for all regions:	49743348

A replay of the conference call will be available through midnight Eastern Standard Time, August 24, 2011. The dial-in number is + 1 617 801 6888. The pass code for the replay is 49178960.

About SINA

SINA is an online media company and MVAS provider in the People’s Republic of China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services mainly through SINA.com (online news and content), Weibo.com (microblog) and SINA Mobile (MVAS). Through these businesses and properties and other business lines, SINA offers an array of services including region-focused online portals, MVAS, microblog, blog, video and music streaming, photo sharing, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings and, to a lesser extent, from fee-based services.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things,  SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release).  SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, any failure to successfully develop, introduce, drive adoption of or monetize new features and products, including Weibo.com and MVAS products, the Company’s reliance on mobile operators in China to provide MVAS, changes by mobile operators in China to their policies for MVAS, any failure to successfully integrate acquired businesses, risks associated with CRIC, impairment of its investments and any failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2010 and its other filings with the Securities and Exchange Commission.

Contact:

Cathy Peng

IR Manager

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2011	2010	2011	2011	2010
Net revenues:
Advertising	$91,787	$73,090	$72,345	$164,132	$127,369
Non-advertising	27,176	26,326	27,866	55,042	57,048
	118,963	99,416	100,211	219,174	184,417
Cost of revenues:
Advertising (a)	37,665	29,053	33,088	70,753	53,055
Non-advertising	12,957	12,303	13,763	26,720	25,172
	50,622	41,356	46,851	97,473	78,227
Gross profit	68,341	58,060	53,360	121,701	106,190

Operating expenses:
Sales and marketing (a)	37,880	19,584	25,718	63,598	36,634
Product development (a)	14,377	7,983	10,263	24,640	15,668
General and administrative (a)	7,173	4,169	5,596	12,769	10,375
Amortization of intangibles	259	246	258	517	2,846
	59,689	31,982	41,835	101,524	65,523
Income from operations	8,652	26,078	11,525	20,177	40,667

Non-operating income:
Interest and other income, net	3,884	1,601	2,692	6,576	3,194
Earnings (loss) from equity investments, net	(1,283)	(84)	2,348	1,065	9,907
	2,601	1,517	5,040	7,641	13,101

Income before income taxes	11,253	27,595	16,565	27,818	53,768
Provision for income taxes	(1,253)	(2,391)	(1,669)	(2,922)	(4,289)

Net income	10,000	25,204	14,896	24,896	49,479
Less: Net income (loss) attributable to noncontrolling interest	40	(25)	(111)	(71)	(103)

Net income attributable to SINA	$9,960	$25,229	$15,007	$24,967	$49,582

Basic net income per share attributable to SINA	$0.15	$0.41	$0.24	$0.39	$0.81
Diluted net income per share attributable to SINA	$0.15	$0.38	$0.23	$0.37	$0.76

Shares used in computing basic net income per share attributable to SINA	65,614	61,066	62,942	64,278	60,995
Shares used in computing diluted net income per share attributable to SINA	66,848	65,562	66,659	67,203	65,530

(a) Stock-based compensation in each category:
Cost of revenues - advertising	$777	$812	$609	$1,386	$1,833
Sales and marketing	658	615	520	1,178	1,368
Product development	538	444	430	968	1,096
General and administrative	1,880	1,531	1,485	3,365	3,263

1

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	June 30,	December 31,
	2011	2010
Assets
Current assets:

Cash and cash equivalents	$477,765	$643,619
Short-term investments	348,622	239,216
Accounts receivable, net	102,173	89,843
Other current assets	38,273	35,981
Total current assets	966,833	1,008,659

Property and equipment, net	53,062	33,289
Goodwill and intangible assets, net	85,066	85,574
Investments	582,472	508,113
Other assets	6,875	455
Total assets	$1,694,308	$1,636,090

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$9,603	$3,963
Accrued liabilities	155,208	128,050
Income taxes payable	11,731	17,011
Convertible debt	2,950	99,000
Total current liabilities	179,492	248,024

Long-term deferred revenue	135,901	145,274
Other long-term liabilities	2,048	2,266
Total liabilities	317,441	395,564

Shareholders’ equity
SINA shareholders’ equity	1,375,431	1,239,308
Noncontrolling interest	1,436	1,218
Total shareholders’ equity	1,376,867	1,240,526

Total liabilities and shareholders’ equity	$1,694,308	$1,636,090

SINA CORPORATION

UNAUDITED SEGMENT INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2011	2010	2011	2011	2010

Net revenues
Advertising	$91,787	$73,090	$72,345	$164,132	$127,369
Mobile related	19,515	19,964	21,287	40,802	44,518
Others	7,661	6,362	6,579	14,240	12,530
	$118,963	$99,416	$100,211	$219,174	$184,417

Cost of revenues
Advertising	$37,665	$29,053	$33,088	$70,753	$53,055
Mobile related	11,907	11,660	12,961	24,868	24,084
Others	1,050	643	802	1,852	1,088
	$50,622	$41,356	$46,851	$97,473	$78,227

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	June 30, 2011				June 30, 2010				March 31, 2011
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$91,787			$91,787	$73,090			$73,090	$72,345			$72,345
Non-advertising revenues	27,176	(4,686	)(c)	22,490	26,326	(4,686	)(c)	21,640	27,866	(4,686	)(c)	23,180
Net revenues	$118,963	$(4,686)		$114,277	$99,416	$(4,686)		$94,730	$100,211	$(4,686)		$95,525

		777	(a)			812	(a)			609	(a)
		(4,686	)(c)			(4,686	)(c)			(4,686	)(c)
Gross profit	$68,341	$(3,909)		$64,432	$58,060	$(3,874)		$54,186	$53,360	$(4,077)		$49,283

		(3,076	)(a)			(2,590	)(a)			(2,435	)(a)
		(259	)(b)			(246	)(b)			(258	)(b)
Operating expenses	$59,689	$(3,335)		$56,354	$31,982	$(2,836)		$29,146	$41,835	$(2,693)		$39,142

		3,853	(a)			3,402	(a)			3,044	(a)
		259	(b)			246	(b)			258	(b)
		(4,686	)(c)			(4,686	)(c)			(4,686	)(c)
Income from operations	$8,652	$(574)		$8,078	$26,078	$(1,038)		$25,040	$11,525	$(1,384)		$10,141

		3,853	(a)
		259	(b)			3,402	(a)			3,044	(a)
		(4,686	)(c)			246	(b)			258	(b)
		3,553	(d)			(4,686	)(c)			(4,686	)(c)
		386	(e)			3,558	(d)			3,283	(d)
Net income attributable to SINA	$9,960	$3,365		$13,325	$25,229	$2,520		$27,749	$15,007	$1,899		$16,906

Diluted net income per share attributable to SINA	$0.15			$0.20	$0.38			$0.42	$0.23			$0.25
Shares used in computing diluted net income per share attributable to SINA	66,848			66,848	65,562			65,562	66,659			66,659

Gross margin - advertising	59%	1%		60%	60%	1%		61%	54%	1%		55%

	Six months ended
	June 30, 2011				June 30, 2010
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$164,132			$164,132	$127,369			$127,369
Non-advertising revenues	55,042	(9,372	)(c)	45,670	57,048	(9,372	)(c)	47,676
Net revenues	$219,174	$(9,372)		$209,802	$184,417	$(9,372)		$175,045

		1,386	(a)			1,833	(a)
		(9,372	)(c)			(9,372	)(c)
Gross profit	$121,701	$(7,986)		$113,715	$106,190	$(7,539)		$98,651

		(5,511	)(a)			(5,727	)(a)
		(517	)(b)			(2,846	)(b)
Operating expenses	$101,524	$(6,028)		$95,496	$65,523	$(8,573)		$56,950

		6,897	(a)			7,560	(a)
		517	(b)			2,846	(b)
		(9,372	)(c)			(9,372	)(c)
Income from operations	$20,177	$(1,958)		$18,219	$40,667	$1,034		$41,701

		6,897	(a)
		517	(b)			7,560	(a)
		(9,372	)(c)			2,846	(b)
		6,836	(d)			(9,372	)(c)
		386	(e)			(536	)(d)
Net income attributable to SINA	$24,967	5,264		$30,231	$49,582	$498		$50,080

Diluted net income per share attributable to SINA	$0.37			$0.45	$0.76			$0.76
Shares used in computing diluted net income per share attributable to SINA	67,203			67,203	65,530			65,530

Gross margin - advertising	57%	1%		58%	58%	2%		60%

(a)	To adjust stock-based compensation related to employee incentives.
(b)	To adjust amortization of intangible assets.
(c)	To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the CRIC Transaction.
(d)	To adjust share of CRIC’s GAAP to Non-GAAP reconciling items, net of share of amortization of CRIC’s intangibles not on CRIC’s books.
(e)	To adjust write down on investment

UNAUDITED RECONCILIATION OF SINA’S SHARE OF CRIC’S NON-GAAP TO GAAP RESULTS*

	Three months ended
	June 30, 2011			June 30, 2010			March 31, 2011
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,313			$1,311			$996
To adjust amortization expenses of intangible assets resulting from business acquisitions		1,540			1,474			1,503
Equity income (loss) from CRIC	$(483)	$2,853	$2,370	$650	$2,785	$3,435	$3,364	$2,499	$5,863
Share of amortization of CRIC’s intangibles not on CRIC’s books	$(700)	$700	$—	$(773)	$773	$—	$(784)	$784	$—
	$(1,183)	$3,553	$2,370	$(123)	$3,558	$3,435	$2,580	$3,283	$5,863

	Six months ended
	June 30, 2011			June 30, 2010
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$2,309			$2,601
To adjust amortization expenses of intangible assets resulting from business acquisitions		3,043			3,173
To adjust gains from the purchase of a business:
Income from investment in affiliates**		—			(7,155)
Gain from settlement of pre-existing relationship with COHT		—			(701)
Equity income from CRIC	$2,881	$5,352	$8,233	$11,456	$(2,082)	$9,374
Share of amortization of CRIC’s intangibles not on CRIC’s books	$(1,484)	$1,484	$—	$(1,546)	$1,546	$—
	$1,397	$6,836	$8,233	$9,910	$(536)	$9,374

* Income (loss) from CRIC is recorded one quarter in arrears.

** Represents the excess of fair value over the carrying amount recognized as a result of acquisition of COHT.